Exhibit 99.63

DHX Media acquires Ragdoll Worldwide; owner of 'Teletubbies' and 'In the Night Garden' children's brands

- GBP 17.4 Million Deal For 1,353 Episodes Across 12 Properties -

HALIFAX, Sept. 16, 2013 /CNW/ - DHX Media Ltd. (TSX: DHX), a leading independent creator, producer, distributor and licensor of children's entertainment content, is pleased to announce its acquisition of Ragdoll Worldwide Ltd. ("Ragdoll") from BBC Worldwide and a group including the founder of Ragdoll, Anne Wood for GBP 17.4 million (approximately CAD $28.4 million) in cash, to be funded from a CAD $25 million expansion of DHX Media's current debt facility and the balance from cash reserves, including its revolving line of credit. DHX Media expects the transaction to be accretive to net earnings per share for fiscal 2014.

Under the agreement, DHX Media obtains twelve series, including popular UK series The Adventures of Abney & Teal, BAFTA-winning Dipdap and Brum, in addition to 365 episodes of Teletubbies, 52 episodes of Teletubbies Everywhere and 100 episodes of In the Night Garden. Lauded for entertaining and educating generations of children around the globe, Ragdoll Worldwide's flagship properties, Teletubbies and In the Night Garden, have achieved significant commercial success since inception through strong broadcast and licensing programs. Teletubbies has aired in over 120 countries and its enduring resonance with children is further underscored by the fact that its top five postings on YouTube have garnered a cumulative 286,000,000 views.

Michael Donovan, CEO of DHX Media, said: "Teletubbies and In the Night Garden are worldwide phenomena. These globally recognized brands will be highly complementary to the DHX Media library, which is now one of the largest independent libraries of children's TV content in the world. As a leading supplier to subscription video on-demand ("SVOD") services worldwide, and as an operator of our own SVOD, we are uniquely positioned to continue to develop these evergreen children's properties in exciting new ways and we also look to maintain a continuing link with Anne Wood, one of the most experienced and passionate producers in the business."

Ragdoll Worldwide was established as a joint venture in 2006 between BBC Worldwide, BBC's commercial arm, and Anne Wood's production company, Ragdoll Ltd. Anne Wood is one of the UK's best-known and critically renowned children's television producers. She was awarded a CBE in the 2000 Millennium Queen's Honors List for her services to children's broadcasting and is responsible for some of the world's most recognized children's programming creations.

Anne Wood, founder of Ragdoll Productions Ltd and co-creator of Teletubbies with Andrew Davenport, who also created In the Night Garden said: "The sale of Ragdoll Worldwide will procure future growth for Ragdoll Productions and, with the passing of creative control for the future development of our catalogue of award-winning programs to DHX Media, we are confident of their continued success for many years to come."

Anne Wood, together with her son, Christopher, will continue to manage and operate their own company, Ragdoll Productions, for which she will serve as Founder and Creative Director.

Marcus Arthur, Managing Director of BBC Worldwide, UK and Australia said: "Finding the right new home for these beloved children's properties was incredibly important for BBC Worldwide as we have worked hard over the years with Ragdoll to nurture them and build their popularity and commercial success both in the UK and internationally. We are pleased that the brands will now see their next stage of growth under the ownership of DHX Media."

About DHX Media

DHX Media (www.dhxmedia.com) is a leader in the creation, production and licensing of family entertainment rights. DHX Media owns, markets and distributes over 8,500 half hours of children's entertainment content, and exploits owned properties through its consumer products licensing business. DHX Media is recognized for brands such as Caillou, Busytown Mysteries, Inspector Gadget, Johnny Test, Animal Mechanicals, Kid vs. Kat, Super WHY!, Rastamouse, and Yo Gabba Gabba!. The company also provides programming for Cookie Jar TV, the weekend morning block on CBS. DHX Media's full-service international licensing agency, Copyright Promotions Licensing Group, (CPLG), represents numerous entertainment, sport and design brands. DHX Media has offices in Toronto, Los Angeles, Vancouver, Halifax, London, Paris, Barcelona, Milan, Munich, Netherlands and is listed on the Toronto Stock Exchange.

About BBC Worldwide Ltd. BBC Worldwide Limited is the main commercial arm and a wholly owned subsidiary of the British Broadcasting Corporation (BBC). BBC Worldwide exists to support the BBC public service mission and to maximise profits on its behalf. It does this through investing in, commercialising and showcasing content from the BBC around the world, in a way that is consistent with BBC standards and values. The business also builds the reach and reputation of the BBC brand overseas and champions British creativity.

In 2012/13, BBC Worldwide generated headline profits of £156m and headline sales of £1,116m and returned £156m to the BBC. For more detailed performance information please see our Annual Review website: http://www.bbcworldwide.com/annualreview

bbcworldwide.com

twitter.com/bbcwpress

Image with caption: "Canada's DHX Media (TSX:DHX) today acquired Teletubbies, In the Night Garden and 10 other children's series with the purchase of the UK's Ragdoll Worldwide Ltd. for approximately $28.4-million CAD. Teletubbies characters shown: Dipsy (green), Tinky Winky (purple), Laa-Laa (yellow), and Po (red) (CNW Group/DHX MEDIA LTD.)". Image available at: http://photos.newswire.ca/images/download/20130916_C7347_PHOTO_EN_30863.jpg

Image with caption: "Canada's DHX Media (TSX:DHX) today acquired Teletubbies, In the Night Garden and 10 other children's series with the purchase of the UK's Ragdoll Worldwide Ltd. for approximately $28.4-million CAD. Teletubbies characters shown: Dipsy (green), Tinky Winky (purple), Laa-Laa (yellow), and Po (red), and Noo Noo, their vacuum cleaner. (CNW Group/DHX MEDIA LTD.)". Image available at: http://photos.newswire.ca/images/download/20130916_C7347_PHOTO_EN_30864.jpg

Image with caption: "Canada's DHX Media (TSX:DHX) today acquired In the Night Garden, Teletubbies and 10 other children's series with the purchase of the UK's Ragdoll Worldwide Ltd. for approximately $28.4-million CAD. In the Night Garden characters shown (L-R): Upsy Daisy, Makka Pakka, the Tombliboos, Igglepiggle (back), and Pinky Ponk (flying). (CNW Group/DHX MEDIA LTD.)". Image available at: http://photos.newswire.ca/images/download/20130916_C7347_PHOTO_EN_30867.jpg

Image with caption: "Canada's DHX Media (TSX:DHX) today acquired In the Night Garden, Teletubbies and 10 other children's series with the purchase of the UK's Ragdoll Worldwide Ltd. for approximately $28.4-million CAD. In the Night Garden characters shown: the Haahoos. (CNW Group/DHX MEDIA LTD.)". Image available at: http://photos.newswire.ca/images/download/20130916_C7347_PHOTO_EN_30868.jpg

Image with caption: "Canada's DHX Media (TSX:DHX) today acquired In the Night Garden, Teletubbies and 10 other children's series with the purchase of the UK's Ragdoll Worldwide Ltd. for approximately $28.4-million CAD. In the Night Garden characters shown (L-R): Upsy Daisy and Igglepiggle. (CNW Group/DHX MEDIA LTD.)". Image available at: http://photos.newswire.ca/images/download/20130916_C7347_PHOTO_EN_30869.jpg

SOURCE: DHX MEDIA LTD.

%SEDAR: 00023380E

For further information:

Enquires:

For investor relations, please contact:

David A. Regan - EVP, Corporate Development & IR, DHX Media Ltd.

+1 902-423-0260

For financial media relations, please contact:

Shaun Smith - TMX Equicom

+1 416-815-0700 ext 252

For trade media relations, please contact:

Aimee Norman at DDA Blueprint aimee@ddablueprint.com

Tel: +44 (0) 20 8985 4708

For BBC Worldwide:

Philip Fleming/Emma Finlay philip.fleming@bbc.com / emma.finlay@bbc.com

Tel: +44 (0) 20 843 32596 / Tel: +44 (0) 20 843 32536

For Ragdoll Productions:

Mary Hagger at Hagger PR mary@haggerpr.com Tel: +44 (0) 1789 269368

CO: DHX MEDIA LTD.

CNW 06:00e 16-SEP-13